UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC File Number: 001-31937

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

SHENGDATECH, INC.
Full name of registrant

N/A
Former name if applicable

Unit 2003, East Tower, Zhong Rong Heng Rui International Plaza,
620 Zhang Yang Road, Pudong District, Shanghai  200122
People’s Republic of China
Address of principal executive office (Street and number)

PART II
RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report onForm 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, orportion thereof, will be filed on or before the fifteenth calendar dayfollowing the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 15, 2011, Shengdatech, Inc. (the “Company”) announced that it had appointed a special committee of the Board of Directors to investigate potentially serious discrepancies and unexplained issues relating to the Company and its subsidiaries’ financial records identified by the Company’s auditors in the course of their audit of the consolidated financial statements for the fiscal year ended December 31, 2010.

The special committee is composed of the independent directors comprising the Company’s audit committee.  The audit committee retained O’Melveny & Myers LLP as independent outside counsel, which has initiated an internal investigation.  The outside counsel to the committee has notified the Staff of the Securities and Exchange Commission of the commencement of the internal investigation.  Given that the investigation only recently commenced, the Company cannot predict at this time whether that investigation will require any adjustments to its financial statements, and if so whether such adjustments will be material.

Due to the pendency of the internal investigation, the Company will not be able to file its Annual Report on Form 10-K in a timely manner.  The Company cannot at this time estimate when the internal investigation of the relevant issues will conclude.  The Company intends to file the Form 10-K as soon as reasonably practicable.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Ms. Anhui Guo                     (86-21)                                      5835 9979
(Name)                                (Area Code)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, the audit committee has retained independent counsel to conduct an internal investigation with respect to the issues identified by the Company’s auditors in the course of their audit of the consolidated financial statements for the fiscal year ended December 31, 2010.  Until more information can be learned from the internal investigation, the Company cannot finalize its results of operations for the fiscal year ended December 31, 2010.

SHENGDATECH, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2011	By: /s/ Xiangzhi Chen
Name: Xiangzhi Chen
Title: Chairman and Chief Executive Officer